Exhibit 3.2

FIRST AMENDMENT
to the
Amended and Restated Articles of Association
of
GAMIDA CELL LTD.

Effective as of February 5, 2018

1.
Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended and Restated Articles of Association of Gamida Cell Ltd. (the “Company”), which were adopted by the Company on July 3, 2017 (the “Articles”).

2.	Article 18.1.1 of the Articles (‘General Restrictions’) is hereby amended in its entirety to read as follow:

“18.1  General Restrictions.

18.1.1             No sale, assignment, conveyance, pledge, hypothecation, grant of any security interest, or any other disposition or transfer by gift or otherwise (each, a “Transfer”) of shares shall be effective nor registered unless the Transfer has been approved in good faith by the Board, and such Transfer is effected in compliance with the provisions of this Article 18 provided however, that the pledge, hypothecation or grant of any security interest in (each, a “Lien”) any shares of the Company held by any Shareholder, for the primary purpose of securing a debt financing of such Shareholder, shall not be deemed a Transfer for purposes of this Article 18.1 and Articles 18.2 and 18.3 below to the extent that such Lien expressly provides by its terms that the realization of such Lien and the resulting intended transfer of the shares underlying such Lien to any party whatsoever shall be considered a Transfer for all intents and purposes of, and be subject to all of the provisions governing Transfers of shares under these Articles, including for purposes of this Article 18.1 and Articles 18.2 and 18.3 below. Any Transfer shall be conditioned upon an undertaking in writing signed by the transferee to assume and be bound by all obligations of the transferor under any instrument and agreement involving the transferor and the Company and applicable to such transferred shares. The Board may refuse to register a Transfer of shares, inter alia, (a) in the event that such a Transfer is to a competitor of the Company (either directly or indirectly), (b) in the event that such a Transfer would result in the Company having more than fifty (50) shareholders (calculated in accordance with the provisions of Article 2.1 above) or if it constitutes a public offering or public distribution of the Company’s shares, and/or (c) in the event that such a Transfer is in violation of these Articles, and/or if the transferee does not agree, in writing, prior to such Transfer, to assume and be bound by all obligations of the transferor under any instrument and agreement involving the transferor and the Company and applicable to such transferred shares.”

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